ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

January 6, 2020

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A
ETFMG Travel Tech ETF (the “Fund”)

Dear Mr. Sutcliffe:
This correspondence is in response to comments you provided on December 31, 2019 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 113 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on October 25, 2019. For your convenience, your comments have been reproduced with responses following each comment.
Comment 1. Please confirm that the Trust maintains its stance that it will not re-order the principal risks by order of importance. Refer to Comment 6 response of December 30, 2019.
Response: The Trust has re-ordered the risks to present the risks most likely to adversely affect the Fund first, followed by the remaining principal risks in alphabetical order.
Comment 2. The Litigation section of the Fund’s Prospectus references as pending Case 1:17-cv-08252. As an Opinion and Order was filed on December 20, 2019 by the United States District Court Southern District of New York for Case 1:17-cv-08252, please explain in detail how the last sentence of the litigation section can still be valid in consideration of the judgment “While the Adviser cannot predict the outcome of this lawsuit, the Adviser believes that any judgement against it will not affect its ability to continue to act as investment adviser to the Funds.”
Response: The Trust has revised the Litigation section to read as follows:
The Trust, a former and current trustee of the Trust, the Adviser and certain officers of the Adviser are defendants in an action filed May 2, 2017 in the Superior Court of New Jersey captioned PureShares, LLC d/b/a PureFunds et al. v. ETF Managers Group, LLC et al., Docket No. C-63-17. The PureShares action alleges claims based on disputes arising out of contractual relationships with the Adviser relating to certain series of the Trust. The action seeks damages in unspecified amounts and injunctive relief based on breach of contract, wrongful termination, and several other theories. The matter is scheduled for trial in January 2020. While the Adviser cannot predict the outcome of this lawsuit, the Adviser believes that any adverse judgement against it will not affect its ability to continue to act as investment adviser to the Funds and will not have a material effect on the Funds.

The Adviser and its parent, Exchange Traded Managers Group, LLC, were defendants in a case filed on October 26, 2017 in the United States District Court for the Southern District of New York by NASDAQ, Inc. captioned Nasdaq, Inc. v. Exchange Traded Managers Group, LLC et al., Case 1:17-cv-08252. This action arose out of the same facts and circumstances, and relates to the same series of the Trust, as the New Jersey litigation and asserts claims for breach of contract, conversion and certain other claims. The matter was the subject of a bench trial in May 2019, and on December 20, 2019, the Court issued an Opinion and Order awarding compensatory damages to Plaintiff and denying Plaintiff’s requests for punitive damages and equitable relief. The Adviser believes that this judgment will not affect its ability to continue to act as investment adviser to the Funds. The Adviser has indicated that it intends to appeal the judgment.

In addition, the Trust would like to clarify that the Comment 10 response of December 30, 2019 was a supplemental response and therefore, the disclosure that had been inserted into the Prospectus has been removed.
Correction Comment 10.    Additional information disclosure states, “There may also be instances in which the Adviser may choose to overweight securities in the Fund’s Index. . .” Detail the circumstances in which overweighting may occur.
Response: Supplementally the Trust responds that its exemptive order permits the Fund to invest up to 20% of its total assets in other securities, including an overweight to securities in the Index, which the Adviser believes will help the Fund track its Index. Periods of increased market volatility, unusual market conditions or an instance of low assets or high redemptions may prevent the Fund from fully investing in the securities of the Index in the same weightings as the Index. The Fund may also be overweight to securities in the Index in anticipation of changes in the Index’s components.

*    *    *

If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 765-6511.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust